UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 17 July 2026, London UK

GSK provides an update on CALM-1 and CALM-2 phase III trials for camlipixant in refractory chronic cough (RCC)

GSK plc (LSE/NYSE: GSK) today provides an update on the CALM-1 and CALM-2 phase III clinical trials, which assessed the efficacy and safety of two doses of camlipixant (a P2X3 receptor antagonist) in adults with refractory chronic cough (RCC).1,2 RCC is a complex and under-recognised disease with limited treatment options.3-5

CALM-1 met its primary endpoint with camlipixant 50mg twice daily showing statistically significant reductions in 24-hour cough frequency versus placebo at week 12. CALM-2 did not reach statistical significance in the same primary endpoint with 50mg twice daily at week 24. Camlipixant 25mg twice daily did not reach statistical significance in either study. Key secondary endpoints, including a Chronic Cough Diary (CCD) measure, did not meet target thresholds in either study. Across both trials, the overall incidence and severity of treatment-related adverse events were similar in patients receiving either camlipixant or placebo.

Based on the aggregate data, the limited efficacy demonstrated is unlikely to transform patient care. GSK has decided not to progress further development of camlipixant in RCC. Results from the CALM phase III programme will be submitted for future presentation/publication to contribute to the scientific understanding of RCC.

The phase IIb BALANCE trial (NCT07519395) will continue to evaluate the efficacy and safety of camlipixant in adults with irritable bowel syndrome - diarrhoea (IBS-D) and irritable bowel syndrome - mixed (IBS-M).6

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
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Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

1.    ClinicalTrials.gov. A 52-Week Study of the Efficacy and Safety of BLU-5937 in Adults With Refractory Chronic Cough (CALM-1). Available at: https://clinicaltrials.gov/study/NCT05599191 Last accessed July 2026
2.    ClinicalTrials.gov. A 24-Week Study of the Efficacy and Safety of BLU-5937 in Adults With Refractory Chronic Cough (CALM-2). Available at: https://clinicaltrials.gov/study/NCT05600777 Last accessed July 2026
3.    Garceau D, Chauret N. BLU-5937: a selective P2X3 antagonist with potent anti-tussive effect and no taste alteration. Pulm Pharmacol Ther. 2019;56:56-62.
4.    Garceau D, et al. BLU-5937: a highly selective P2X3 homotrimeric receptor antagonist with improved taste safety profile in healthy subjects. Am J Respir Crit Care Med. 2019;199:A7396 (Poster presented at American Thoracic Society [ATS]; 2019; Dallas, TX, USA)
5.    Austin DJ, Zamacona M. Investigating camlipixant P2X3 selectivity and taste disturbance: a model-based dose-response meta-analysis. Am J Respir Crit Care Med. 2025;211(Suppl 1):A1979.
6.    ClinicalTrials.gov. A Study to Investigate Abdominal Symptoms With Camlipixant Compared With Placebo in Adults With Irritable Bowel Syndrome - Diarrhea (IBS-D) and Irritable Bowel Syndrome - Mixed (IBS-M) (BALANCE). Available at: https://clinicaltrials.gov/study/NCT07519395 Last accessed July 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 17, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc